Exhibit 99.2

Ayr Wellness Enters Illinois with Agreement to Acquire Herbal Remedies Dispensaries, LLC

Adds Eighth State to its Growing Footprint

NEW YORK, July 20, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), has entered into a definitive agreement to acquire Herbal Remedies Dispensaries, LLC (“Herbal”), an operator of two licensed retail dispensaries in Illinois, adding an eighth state to its expanding national footprint.

“Today’s announcement represents the next step in our goal to position Ayr as a leading MSO, with a strong presence in states that deliver meaningful revenue. Illinois will become the eighth state in our expanding footprint, which now reaches close to 85 million people. The total cannabis market in Illinois is already run-rating at $1.8 billion in annual sales, despite adult-use launching only 18 months ago. The team at Herbal Remedies has done a tremendous job in Quincy, building a fantastic business and a strong reputation for excellent customer service and merchandising – exactly what we at Ayr Wellness look for in a partner when entering a new market. We look forward to working with the Herbal team as we continue to build our presence in the Illinois market,” said Jonathan Sandelman, Chairman and Chief Executive Officer of Ayr Wellness.

Herbal Remedies was among the first cannabis dispensaries licensed in the State of Illinois when the State approved the Compassionate Use of Medical Cannabis Program in 2013. Both medical and recreational use are now permitted.

Ayr intends to purchase 100% of the membership interests of Herbal, an operator of two licensed dispensaries in Quincy, Illinois, the county seat of Adams County, the western-most county in Illinois. The terms of the transaction include consideration of $30 million, made up of $10 million in stock, $12 million in seller notes and $8 million in cash. Based on current projections, the Company estimates it is paying approximately 5x Herbal Remedies’ 2021 EBITDA. Herbal will add approximately 50 employees to Ayr’s total headcount.

The acquisition is subject to customary closing conditions and regulatory approvals. Operations of Herbal Remedies will remain unchanged pending the closing. The acquisition is expected to close in the fourth quarter of 2021.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions (including of Herbal Remedies) may not be able to be completed on satisfactory terms or at all or may not be successful; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Adjusted EBITDA

“Adjusted EBITDA” is a non-GAAP measure that has no standardized meaning and may not be similar to how other companies use the term. It represents income (loss) from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including stock-based compensation expense, depreciation and amortization, and further adjusted to remove acquisition related costs.

A reconciliation of how Ayr calculates Adjusted EBITDA is provided in our MD&A for the three months ended March 31, 2021.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: ir@ayrwellness.com